January 5, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. Jay E. Ingram

Re:	Switchback II Corporation
Registration Statement on Form S-1, as amended (File No. 333-251487)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, as the underwriter, hereby joins Switchback II Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-251487) (the “Registration Statement”) to become effective on January 7, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Christopher Buddin
Name: Christopher Buddin
Title: Managing Director

cc:	Thomas Brandt, Latham & Watkins LLP
Ryan Maierson, Latham & Watkins LLP

Switchback II Corporation – Underwriter’s Acceleration Request Letter